K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

September 24, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re: Salient MF Trust (the “Trust”) — File Nos. 333-180225 and 811-22678

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on September 18, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 12 under the Securities Act of 1933, as amended, and Amendment No. 13 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 8, 2014, accession no. 0001193125-14-303315 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, and Class F shares of Salient Broadmark Tactical Plus Fund, a newly established series of the Trust (the “Fund”). It is proposed that Fund will succeed to the operations of Broadmark Tactical Plus Fund (the “Broadmark Fund”), a series of Broadmark Funds, through a tax-free reorganization (the “Reorganization”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to each class of shares of the Fund.

I.	Comments on the Prospectus

Comment 1 — Please confirm that the Trust will not use the prospectus filed in the Amendment to offer shares of the Fund in a public offering prior to the closing of the Reorganization.

Response to Comment 1 — The Trust so confirms.

Comment 2 — With respect to “Fund Summary — Fees and Expenses,” please confirm that all expense limitation agreements described in footnote 4 to the fee table will be filed as exhibits to the Fund’s registration statement.

Response to Comment 2 — The Trust so confirms.

Comment 3 — With respect to “Fund Summary — Fees and Expenses,” please confirm that only the Board of Trustees of the Trust (the “Board”) has the ability to terminate the contractual expense limitation arrangements described in footnote 4 to the fee table prior to the expiration dates stated in that footnote.

Response to Comment 3 — The Trust so confirms.

Comment 4 — With respect to “Fund Summary — Fees and Expenses,” please confirm that the information under the heading “Expense Example” reflects the contractual expense limitation arrangements described in footnote 4 to the fee table only for the time periods described in that footnote.

Response to Comment 4 — The Trust so confirms.

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Comment 5 — In “Fund Summary — Fees and Expenses,” please streamline the information in footnote 1 to the fee table regarding deferred sales charges.

Response to Comment 5 — The Trust notes that the information in footnote 1 to the fee table is solely responsive the Instruction 2(a)(i) to Item 3 of Form N-1A, which permits the Fund to include a footnote with a narrative description of applicable deferred sales charges. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 6 — In “Fund Summary — Portfolio Turnover,” it is stated that the portfolio turnover rate for the Broadmark Fund for the period from inception (December 31, 2012) through November 30, 2013, was 1,814%. Accordingly, please disclose under “Principal Investment Strategies” that the Fund may engage in active and frequent trading of portfolio securities to achieve its investment objective.

Response to Comment 6 — The Trust has made the requested change.

Comment 7 — The staff notes that the disclosure in “Fund Summary — Principal Investment Strategies,” which is responsive to Item 4 of Form N-1A, appears to be the same as the disclosure in “Fund Details — Principal Investment Strategies,” which is responsive to Item 9 of Form N-1A. Consistent with the staff’s guidance in IM Guidance Update No. 2014-08 (June 2014), please revise the “Fund Summary — Principal Investment Strategies” to be a summary of the information under the comparable section of “Fund Details.”

Response to Comment 7 — The Trust notes that, in addition to the disclosure in “Fund Details” under “Principal Investment Strategies,” the prospectus includes a section entitled “Investment Techniques,” which provides additional information about certain of the Fund’s principal investment strategies, investments, and risks. In order to provide the proper context, investors should read the additional disclosure in “Fund Details” together with relevant disclosure regarding the Fund’s principal investment strategies that is also set forth in “Fund Summary.” Accordingly, the Trust believes that this additional information is consistent with IM Guidance Update No. 2014-08, and that, therefore, no change is necessary in response to this comment.

Comment 8 — In “Fund Summary — Principal Investment Strategies,” please eliminate redundant disclosure. In particular, the staff notes that investment in exchange-traded funds (“ETFs”) is referenced three times.

Response to Comment 8 — The Trust does not believe that any disclosure in this section is redundant. In particular, the Trust notes that each reference to ETFs is distinct: first, to state that it is a principal investment of the Fund; second, to clarify that ETFs are included in the category of other investment companies in which the Fund may invest; and third, to include ETFs as investments underlying derivative instruments. Accordingly, the Trust respectfully declines to make any change in response to this comment.

Comment 9 — In “Fund Summary — Principal Investment Strategies,” the Fund states that it may invest in non-U.S. issuers. Please disclose, if applicable, that the Fund may invest in emerging market issuers, and include corresponding risk disclosure.

Response to Comment 9 — The Trust has revised the disclosure to clarify that the Fund may invest in emerging market issuers, and has added corresponding risk disclosure.

Comment 10 — In “Fund Summary — Principal Investment Strategies,” please disclose how the Fund’s principal investment strategies are intended to achieve the portion of the Fund’s investment objective relating to “less downside volatility than the S&P 500 Index.”

Response to Comment 10 — The Trust has revised this section to explain that, in seeking the portion of the Fund’s investment objective of having less downside volatility than the broad equity markets (as represented by the S&P 500 Index), the Fund’s principal investment strategies include seeking to create less market exposure during equity market downturns. If this strategy is successful, having less equity market exposure during equity downturns, as determined by the Sub-Advisor’s investment process, will result in the Fund having less downside volatility than the S&P 500 Index.

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Comment 11 — In “Fund Summary — Principal Investment Strategies,” the Fund states that it may invest in other investment companies. Please disclose, if applicable, that the Fund may invest in private funds, and include corresponding risk disclosure.

Response to Comment 11 — The Fund does not currently intend to invest in private funds. Accordingly, no changes are necessary in response to this comment.

Comment 12 — In “Fund Summary — Principal Investment Strategies,” the Fund states that it may hold a substantial portion of its assets in cash and cash equivalents. Please explain how this strategy is consistent with the Fund’s investment objective.

Response to Comment 12 — By raising cash into negative market conditions, the Fund can produce less downside volatility than the S&P 500 Index.

Comment 13 — In “Fund Summary — Principal Investment Strategies,” the Fund states that it may engage in short selling. Please confirm that the Fund’s fee table reflects the estimated interest and dividend expenses associated with short selling.

Response to Comment 13 — The Trust so confirms.

Comment 14 — In “Fund Summary — Performance Information,” please move the information in the footnote to the main text under this heading, as this footnote is not explicitly permitted by Item 4(b)(a) of Form N-1A.

Response to Comment 14 — The Trust has made the requested change.

Comment 15 — In “Fund Summary — Investment Management,” please delete the second sentence regarding the ownership structure of the Fund’s investment adviser, as this information is not explicitly permitted by Item 5(a) of Form N-1A.

Response to Comment 15 — The Trust has made the requested change.

Comment 16 — In “Fund Summary — Portfolio Management,” please delete the statement that the Fund’s portfolio manager is also responsible for the management of the Broadmark Fund’s portfolio, as this information is not explicitly permitted by Item 5(b) of Form N-1A.

Response to Comment 16 — Because the Trust expects that the Fund will be the successor to the Broadmark Fund, the Trust considers the statement that the Fund’s portfolio manager also manages the predecessor fund to be material information. Accordingly, the Trust respectfully declines to make any change in response to this comment.

Comment 17 — In “Fund Summary — Taxes,” please delete the reference to returns of capital unless the Fund reasonably expects to make such returns of capital.

Response to Comment 17 — The Trust has made the requested change.

Comment 18 — In “Fund Details — Investment Objective,” if applicable, please disclose that the Fund’s investment objective may be changed without shareholder approval, in accordance with Item 9(a) of Form N-1A.

Response to Comment 18 — The Trust has made the requested change.

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Comment 19 — In “Fund Details — Principal Investment Strategies,” if applicable, please disclose that the Fund may take temporary defensive positions.

Response to Comment 19 — The Trust has made the requested change.

Comment 20 — In “Fund Details — Investment Techniques,” the Fund states that it may invest in swaps. If applicable, please disclose in “Principal Investment Strategies” that the Fund may invest in swaps.

Response to Comment 20 — The Fund does not intend currently to principally invest in swaps. Accordingly, no changes are necessary in response to this comment.

Comment 21 — In “Who’s Who — Portfolio Manager,” please disclose that the Fund’s portfolio manager is primarily responsible for the day-to-day management of the Fund’s portfolio.

Response to Comment 21 — The Trust has made the requested change.

Comment 22 — In “Who’s Who — Additional Information About Fund Expenses,” consistent with SEC staff guidance regarding recoupment of contractual waivers and reimbursements, please revise the statement that the Fund “is not obligated to reimburse” prior fee waivers or expense reimbursements beyond three years from the end of the year in the waivers or reimbursements were made, to read that the Fund “will not reimburse” such prior waivers or reimbursements.

Response to Comment 22 — The Trust has made the requested change.

Comment 23 — In “Your Account — Distributions, Taxation and Account Policies — Small Accounts,” we note that there is a $15 fee if the value of a Class A or Class C account falls below $1,000. Please add a line to the “Shareholder fees” section of the fee table to include this small account fee.

Response to Comment 23 — The Trust has made the requested change.

Comment 24 — Please move the text from the section entitled “For More Information” to the end of page 32 and the contents of page 33 to the back cover.

Response to Comment 24 — The Trust has made the requested change.

Comment 25 — Please confirm that the disclosure in the Related Performance Appendix (the “Appendix”) is consistent with the SEC guidance in Nicholas-Applegate Mutual Funds (August 6, 1996).

Response to Comment 25 — The Trust so confirms.

Comment 26 — Please revise the heading of the Appendix to state what the information relates to, e.g., “Related Performance of a Comparable Fund.”

Response to Comment 26 — The Trust has made the requested change.

Comment 27 — In the Appendix, please disclose that the Comparable Fund was the only fund or other account similar to the Fund that the Fund’s subadvisor (the “Subadvisor”) managed during the period shown in the Appendix.

Response to Comment 27 — The Trust has made the requested change.

Comment 28 — Please identify supplementally the Comparable Fund.

Response to Comment 28 — The name of the Comparable Fund is Forward Tactical Enhanced Fund.

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Comment 29 — In the Appendix, please disclose that, during the period shown in the Appendix, the Comparable Fund had an investment objective, policies, and strategies similar to those of the Fund.

Response to Comment 29 — The Trust respectfully notes that the last sentence of the first paragraph of the Appendix states that: “During such period, December 31, 2010 through October 31, 2012, the Comparable Fund was managed with an investment objective and investment policies and strategies substantially similar to those of the Fund.” Accordingly, no change is necessary in response to this comment.

Comment 30 — Please confirm that the Sub-Advisor served as the subadvisor to the Comparable Fund during the entire period shown in the Appendix.

Response to Comment 30 — The Trust so confirms.

Comment 31 — Please explain whether the Sub-Advisor served as the investment advisor of the Comparable Fund during the period shown in the Appendix.

Response to Comment 31 — The Sub-Advisor was solely responsible for the day-to day management of the Comparable Fund’s portfolio as sub-advisor, but did not serve as the investment advisor of the Comparable Fund during the period shown in the Appendix.

Comment 32 — In the Appendix, please disclose that the performance of the Comparable Fund has been calculated net of any fees and expenses, including sales loads, that were applicable to the Comparable Fund during the period shown in the Appendix.

Response to Comment 32 — The Trust has made the requested change.

Comment 33 — In the Appendix, please consider deleting the last paragraph regarding the Fund’s expense limitation arrangements, as the information does not appear to be relevant to the performance of the Comparable Fund.

Response to Comment 33 — The Trust has made the requested change.

II.	Comments on the Statement of Additional Information (the “SAI”)

Comment 34 — In “Organization of Salient MF Trust,” please disclose that the Fund is a diversified series of the Trust, in accordance with Item 16(a) of Form N-1A.

Response to Comment 34 — The Trust has made the requested change.

Comment 35 — In “Investment Policies and Risks — Forwards, Futures, Swaps and Options — Credit Default Swap Agreement (“CDS”) and Credit Default Index Swap Agreement Risk (“CDX”),” please disclose that the Fund will segregate the full notional value of credit default swaps in connection with such swaps in which the Fund is a seller.

Response to Comment 35 — The Trust has made the requested change.

Comment 36 — In “Investment Restrictions,” in the paragraph preceding the listing of the Fund’s fundamental investment policies, please delete the sentence that reads: “Within the limits of the Fund’s fundamental policies, the Fund’s management has reserved freedom of action.” The Instruction to Item 16(c)(1) of Form N-1A requires the Fund to specify the maximum percentage of assets to be devoted to a practice for which the Fund reserves freedom of action under its fundamental investment policies.

Response to Comment 36 — The Trust has made the requested change.

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Comment 37 — In “Investment Restrictions,” in fundamental policy no. 6, please delete the word “direct” regarding purchases and sales of physical commodities and commodity contracts, as this would permit the Fund to invest in such instruments indirectly.

Response to Comment 37 — The Trust respectfully declines to make any changes in response to this comment. The Trust believes that this statement of the Fund’s fundamental policy regarding investment in commodities is responsive to the requirements of Item 16(c)(1) of Form N-1A.

Comment 38 — Regarding “Investment Restrictions,” fundamental policy no. 6, please explain the first exception to the Fund’s policy to not make a direct purchase or sale of physical commodities and commodity contracts.

Response to Comment 38 — The first exception permits the Fund to make investments in physical commodities and commodity contracts through a vehicle in which the Fund’s maximum possible loss is limited to the amount invested in the vehicle.

Comment 39 — In “Those Responsible for Management,” please disclose the term of office of the Trustees, in accordance with Item 17(a)(1) of Form N-1A.

Response to Comment 39 — The Trust has made the requested change.

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or George J. Zornada at (617) 261-3231.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	George J. Zornada
Jeremy Radcliffe
Jonathan W. DePriest